UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Second Quarter 2026 Results of Brightstar Lottery PLC

On August 4, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the "Company") reported results for the quarter ended June 30, 2026.

On August 4, 2026, the Company also announced that the Board of Directors declared a quarterly cash dividend of $0.23 per share on its ordinary shares. The dividend is payable on September 1, 2026 to holders of record as of the close of business on August 18, 2026.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "Brightstar Lottery PLC Reports Second Quarter 2026 Results" dated August 4, 2026
99.2	Presentation "Brightstar Lottery PLC 2026 Q2 Earnings Report Period Ended June 30, 2026" dated August 4, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "Brightstar Lottery PLC Reports Second Quarter 2026 Results" dated August 4, 2026
99.2	Presentation "Brightstar Lottery PLC 2026 Q2 Earnings Report Period Ended June 30, 2026" dated August 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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